

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Larry Dorfman
Principal Financial Officer
Roots Real Estate Investment Community I, LLC
1344 La France Street NE
Atlanta, GA 30307

> **Re: Roots Real Estate Investment Community I, LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed February 24, 2023**
> **File No. 024-11897**

Dear Larry Dorfman:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mike Williams, Esq.